Alvarium MB (US) BD, LLC
Statement of Financial Condition
December 31, 2020
With Report of Independent Registered Public Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 70387

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/2020   AND ENDING   12/31/2020
               MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Alvarium MB (US) BD, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
590 Madison Avenue, Office #2170
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jamie Grossman   305-349-4480

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP

(Name -- if individual, state last, first, middle name)

8401 Greensboro Drive, Suite 800	McLean	VA	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[x] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
SEC 1410 (06-02)   unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Jamie Grossman _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Alvarium MB (US) BD, LLC _____ , as of _____ December 31, 2020 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.



RENE LOURIDO
Notary Public – State of Florida
Commission # GG 186429
My Comm. Expires Jun 11, 2022
Bonded through National Notary Assn.

_____
Notary Public

_____
Signature

_____
Principal
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Alvarium MB (US) BD, LLC

Table of Contents

The accompanying notes are an integral part of this financial statement.



Tel: 703-893-0600
Fax: 703-893-2766
www.bdo.com

8401 Greensboro Drive
Suite 800
McLean, VA 22102

Report of Independent Registered Public Accounting Firm

Board of Directors
Alvarium MB (US) BD, LLC
Miami, Florida

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Alvarium MB (US) BD, LLC (the "Broker-Dealer") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter – Commitment from Parent

As more fully described in Note 7 to the financial statements, the Company's Parent has affirmed their commitment to provide the Company financial support as necessary. Our opinion is not modified with respect to this matter.

BDO USA, LLP

We have served as the Broker-Dealer's auditor since 2020.

March 1, 2021

Alvarium MB (US) BD, LLC

Statement of Financial Condition
December 31, 2020

<u>Assets</u>

Cash and cash equivalents	$	330,834
Prepaid expenses		4,210
Due from related party		1,467
Other asset		3,024
Total assets	$	**339,535**

<u>Liabilities and Member's Equity</u>

Liabilities:		
Accounts payable and accrued expenses	$	57,450
Due to related parties		14,838
Total liabilities		72,288
Member's equity		267,247
Total liabilities and member's equity	$	**339,535**

The accompanying notes are an integral part of this financial statement.

1. **Organization and Summary of Significant Accountant Policies**

    Alvarium MB (US) BD, LLC (the "Company") is a Delaware limited liability company formed on November 12, 2019. The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's registration with FINRA was effective as of June 19, 2020. The Company is a wholly-owned subsidiary of the holding company Alvarium Investments Limited (the "Parent"). The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and is relying on Footnote 74 of the SEC Release No. 34-70073. The company does not effect transactions for anyone defined as a customer under Rule 15c3-3.

    The primary purpose of the Company is to expand the Alvarium family of companies' business and product offerings into the Unites States. Specifically, a primary focus area is providing capital markets and investment banking advisory services to U.S. companies primarily in the (i) commercial and residential real estate, and (ii) technology, media and consumer industries.

    Following is a description of the significant accounting policies and practices followed by the Company in the preparation of the accompanying financial statement. These policies conform to accounting principles generally accepted in the United States of America.

    Basis of Preparation

    The Company prepares its financial statement on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

    Revenue Recognition

    The Company recognizes revenues in accordance with Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers*. The Company records revenues at the point in time, gross of related expense, when the services for the transactions are completed under the terms of each assignment or engagement, typically the closing date of the transaction.

    Income Taxes

    The Company accounts for income taxes under the liability method whereby deferred tax assets and liabilities are provided for the future tax consequence attributable to temporary difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered.

The accompanying notes are an integral part of this financial statement.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified.

The Company assesses its tax positions in accordance with *Accounting for Uncertainties in Income Taxes* as prescribed by ASC 740, *Income Taxes*, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years that remain subject to examination by the Company's major tax jurisdictions. The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

At December 31, 2020, the Company had no liability for unrecognized tax positions. The Company believes that its income tax positions would be sustained upon examination and does not anticipate any adjustments that would result in a material change to its financial position or results of operations. Federal and state income tax returns remain open for examination by the U.S. and state tax authorities for all years subsequent to 2019.

Use of Estimates

The preparation of financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses for the reporting period. Management regularly reviews and evaluates its estimates and assumptions, including, but not limited to those that relate to taxes and accruals. Actual results could differ from those estimates or assumptions.

Cash

Cash consists of cash held in bank at a U.S. financial institution. From time to time, cash balances exceed federally insured limits.

The accompanying notes are an integral part of this financial statement.

Recently Adopted Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, *Financial Instruments Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which amends the FASB's guidance on the impairment of financial instruments. The ASU adds to GAAP an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses. The ASU is also intended to reduce the complexity of GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. Further, the ASU makes targeted changes to the impairment model for available-for-sale debt securities. The new CECL standard is effective for annual reporting periods beginning after December 15, 2019. The adoption of this ASU on January 1, 2020 did not have a material impact on the financial statement.

2. Member's Equity

The Company's operations are guided by the limited liability agreement dated November 14, 2019 entered into by Alvarium Investments Limited, as the sole member of the Company. During the year ended December 31, 2020, the Company received capital contributions from the Parent in the amount of $800,000.

3. Net Capital Requirements

The Company is a member of FINRA and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital equal to the greater of $5,000 or 12.5% aggregate indebtedness and that the ratio of aggregate indebtedness to net capital, shall not exceed 8 to 1 for the first year and then 15 to 1 thereafter. At December 31, 2020, the Company's net capital amounted to $258,546 which was $249,510 in excess of its minimum net capital requirement of $9,036. At December 31, 2020, the ratio of "Aggregate Indebtedness" to "Net Capital" was .28 to 1.

4. Income Taxes

A summary of deferred tax assets (liabilities) as of December 31, 2020 is as follows:

Net operating loss carryforwards (NOL)	$	177,658
Net deferred tax asset		177,658
Less: valuation allowance		(177,658)
	$	-

The accompanying notes are an integral part of this financial statement.

As of December 31, 2020, the Company had federal and state tax effected net operating loss carryforwards of $101,612 and $76,046 respectively. Utilization of the net operating loss carryover may be limited due to the change in control. Based on an assessment of all available evidence including, but not limited to, the Company's limited operating history and lack of profitability and on-boarding of current and potential customers, the Company has concluded that it is more likely than not that these net operating loss carryforwards will not be realized and, as a result, a full deferred income tax valuation allowance has been recorded against these assets.

As of December 31, 2020, the Company has a federal net operating loss carryover of $559,912. The NOL has an indefinite carryforward period, as the losses occurred after the Tax Cuts and Jobs Act of 2017 (the "2017 Tax Act") was enacted.

5.   Related Party Transactions

Alvarium MB (UK) Limited ("AMB UK") is an entity related by common ownership. During the year ended December 31, 2020, the Company paid for certain travel related expenses on behalf of AMB UK. The year ending balance, amounting to $1,467, is reported in due from related party in the accompanying statement of financial condition.

Alvarium Group Operations Limited ("AGO"), an entity related by common ownership, paid for certain system related expenses on behalf of the Company. The year ending balance, amounting to $384, is reported in due to related parties in the accompanying statement of financial condition.

The Company maintained a shared services agreement with Alvarium Investment Advisors (US), Inc. ("AIA US"), an entity related by common ownership, for employee health insurance and benefits. The year ending balance, amounting to $12,862, is reported in due to related parties in the accompanying statement of financial condition.

Alvarium Investment Managers (US), LLC ("AIM US"), an entity related by common ownership, paid for certain professional fees on behalf of the Company. The year ending balance, amounting to $533, is reported in due to related parties in the accompanying statement of financial condition.

The Company maintained a shared services agreement with Alvarium MB (US), LLC ("AMB US"), an entity related by common ownership, for employee benefits. The year ending balance, amounting to $1,059, is reported in due to related parties in the accompanying statement of financial condition.

The accompanying notes are an integral part of this financial statement.

6. **Risks and Uncertainties**

   Impact of COVID-19

   COVID-19 is not expected to have a significant impact on the Company. Management has determined that there is no material uncertainty that casts doubt on the Company's ability to continue as a going concern, as it relates to COVID-19. It expects that COVID-19 might have some impact, though not significant, for example, in relation to expected future performance, or the effects on some future asset valuations.

   C.A.R.E.S. Act

   On March 27, 2020, President Trump signed into law the "Coronavirus Aid, Relief, and Economic Security (CARES) Act." The CARES Act was enacted as a response to the COVID-19 outbreak and is meant to provide companies with economic relief. The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations, increased limitations on qualified charitable contributions, and technical corrections to tax depreciation methods for qualified improvement property.

   On May 6, 2020, the Company was granted a loan (the "Loan") from Canadian Imperial Bank of Commerce in the aggregate amount of $26,407, pursuant to the Paycheck Protection Program (the "PPP") under Division A, Title I of the CARES Act.

   The PPP, established as part of the CARES Act, provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight or twenty-four weeks ("covered period") as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of forgiveness will be reduced if the borrower terminates employees or reduces salaries during the covered period.

   The unforgiven portion of the PPP loan is payable over 2 years at an interest rate of 1%, with a deferral of payments for the first six months. The Company applied for and received full forgiveness from the Small Business Administration ("SBA") on December 8, 2020.

7. **Going Concern**

   The financial statement has been prepared on a going concern basis which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The accompanying notes are an integral part of this financial statement.

The ability to continue as a going concern is dependent upon the existing cash on hand, held by the Company and capital contributions from the Parent. The Parent and its subsidiaries have provided a support letter to the Company committing that the Parent will finance the operating, investing and financing activities of the Company over the twelve-month period following issuance of these financial statements.

8. Subsequent Events

The Company has evaluated subsequent events through the date of this financial statement were filed and determined there are no subsequent events that require disclosure.

The accompanying notes are an integral part of this financial statement.